# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenWorld, Inc., CIK 0001104038
CUSIP: 92346X305
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 09/30/2026
Amends the filing with accession number 0000891839-26-000369
Filed by CIK 0001723447
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Stedham Adam H (CIK 0001723447): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 83,361; shared voting power 0; sole dispositive power 83,361; shared dispositive power 0; aggregate amount beneficially owned 83,361 (0.6% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include 2,860 vested restricted stock units (RSUs) that become payable, on a one-for-one basis, in shares of common stock of the issuer upon separation of Mr. Stedham's service from the issuer.
  
  The percentage in row 13 above is based on (i) 13,407,360 shares of common stock issued and outstanding as of September 30, 2026, as reported in the issuer's Form 8-K filed on September 30, 2026; and (ii) 2,860 vested RSUs that become payable, on a one-for-one basis, in shares of common stock of the issuer upon separation of Mr. Stedham's service from the issuer.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: OpenWorld, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, FIFTH FLOOR, LAKE MARY, Florida (FL), 32746
Comment:
The initial statement on Schedule 13D was filed on August 7, 2026 (the Initial Schedule 13D) by Adam H. Stedham (Mr. Stedham), relating to the shares of common stock, par value $0.001 per share (Shares) of OpenWorld, Inc., a Nevada corporation (the Issuer). The Initial Schedule 13D, as amended by Amendment No. 1 filed on August 26, 2026, is hereby further amended with respect to the matters set forth below in this Amendment No. 2. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D.

The filing of this Amendment No. 2 constitutes an exit filing for Mr. Stedham.

The figures set forth is this Schedule 13D (Amendment No. 2) reflect the Issuer's 1-for-10 reverse stock split effected on September 29, 2026.

The Issuer changed its name from "VerifyMe, Inc." to "OpenWorld, Inc.", effective October 1, 2026.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (Amendment No. 2) is being filed by Adam H. Stedham, who is the President of Precision Logistics of the Issuer.
Residence or business address: The principal business address of Mr. Stedham is c/o OpenWorld, Inc. 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746.
Present principal occupation or employment: The present principal occupation of Mr. Stedham is acting as the President of Precision Logistics of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
In accordance with the terms of the Agreement and Plan of Merger by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger), the Merger closed on September 30, 2026. A full description of the closing of the Merger is located in the Issuer's Form 8-K filed with the SEC on September 30, 2026.

Immediately after giving effect to the Merger, there were approximately 13,407,360 Shares of common stock issued and outstanding, resulting in Mr. Stedham ceasing to be a five percent or greater beneficial owner of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D (Amendment No. 2), Mr. Stedham may be deemed to beneficially own, in the aggregate, 83,361 Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D (Amendment No. 2), Mr. Stedham has sole voting and sole dispositive power with respect to 83,361 Shares of the Issuer. Mr. Stedham does not have shared voting or shared dispositive power with respect to the Shares.
Transactions in the class effected during the past sixty days: On September 30, 2026, 55,000 RSUs held by Mr. Stedham had vested into Shares on a one-for-one basis. In connection with such vesting, Mr. Stedham had 18,590 Shares withheld for tax withholding obligations, with a per Share price of $8.14, as reported in Mr. Stedham's beneficial ownership report on Form 4 filed with the SEC on September 30, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Mr. Stedham ceased to be the beneficial owner of more than five percent of the Issuer's securities effective September 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Stedham and the Issuer are party to an amended and restated employment agreement, dated February 11, 2026, that became effective upon the closing of the Merger on September 30, 2026. A full description of the amended and restated employment agreement is located in the Issuer's Form 8-K filing filed on September 30, 2026.

## Signatures
- Stedham Adam H: /s/ Adam H. Stedham, Adam H. Stedham (10/02/2026)